

BB 8/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48554

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 CALIFORNIA STREET, SUITE 200
(No. and Street)

SAN FRANCISCO, (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. LEE EPSTEIN (415) 658-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, SUITE 1900 (Address) SAN FRANCISCO (City), CA (State) 94104 (Zip Code)

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Money Market 1
Institutional Investment Dealer

Financial Statements

Year Ended March 31, 2007

Money Market 1 Institutional Investment Dealer
Table of Contents
Year Ended March 31, 2007


STONEFIELD
JOSEPHSON, Inc.


STONEFIELD
JOSEPHSON, Inc.
Certified Public Accountants
Business Advisors

Independent Auditors' Report

Board of Directors
Money Market 1 Institutional Investment Dealer
San Francisco, California

We have audited the accompanying statement of financial condition of Money Market 1 Institutional Investment Dealer as of March 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Market 1 Institutional Investment Dealer as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10, 11, and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
May 18, 2007

Money Market 1 Institutional Investment Dealer
Statement of Financial Condition
March 31, 2007

Assets

Cash	$ 46,477
Receivable from brokers, dealers, and clearing organizations	126,616
Securities	52,938
Due from parent company	15,997
	$ 242,028

Liabilities and stockholders' equity

Liabilities:	
Accounts payable and accrued expenses	$ 13,580
Margin loan payable	21,718
Total liabilities, all current	35,298
Stockholders' equity:	
Common stock; $1 par value, 1,000,000 shares authorized; 150,000 shares outstanding	150,000
Additional paid-in capital	50,000
Retained earnings	6,730
Total stockholders' equity	206,730
	$ 242,028

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.

Money Market 1 Institutional Investment Dealer
Statement of Income
Year Ended March 31, 2007

	Amount
Revenues:	
Commissions	$ 1,305,558
Trading	86,157
Service	37,505
Total revenues	1,429,220
Operating expenses:	
Management fees	1,309,263
General and administrative	63,875
Total operating expenses	1,373,138
Operating income	56,082
Interest expenses, net	1,637
Income before income tax provision	54,445
Income tax provision	13,000
Net income	$ 41,445

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.

Money Market 1 Institutional Investment Dealer
Statement of Changes in Stockholders' Equity
Year Ended March 31, 2007

	Common Stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance, March 31, 2006	150,000	$ 150,000	$ 50,000	$ (34,715)	$ 165,285
Net income				41,445	41,445
Balance, March 31, 2007	150,000	$ 150,000	$ 50,000	$ 6,730	$ 206,730

The accompanying notes form an integral part of these financial statements.

STONEFIELD JOSEPHSON, Inc.

Money Market 1 Institutional Investment Dealer
Statement of Cash Flows
Year Ended March 31, 2007
Increase (Decrease) in Cash

Cash flows provided by (used for) operating activities:	
Net Income	$ 41,445
Adjustments to reconcile net income to net cash used for operating activities -	
Unrealized loss	12,138
Changes in assets and liabilities:	
Increase (decrease) in assets:	
Receivable from brokers, dealers, and clearing organizations	(25,992)
Due from parent company	10
Increase in liabilities -	
Accounts payable and accrued expenses	3,777
Total adjustments	(10,067)
Net cash provided by operating activities	31,378
Cash flows used for investing activity -	
Payment on exercising warrant and stock certificate	(24,000)
Cash flows provided by financing activity -	
Net proceeds from margin loan	21,718
Net increase in cash	29,096
Cash, beginning of year	17,381
Cash, end of year	$ 46,477
Supplemental disclosure of cash flow information:	
State income taxes paid	$ 800
Interest paid	$ 1,693

The accompanying notes form an integral part of these financial statements.


STONEFIELD
JOSEPHSON, Inc.

(1) Organization and Significant Accounting Policies:

Organization

Money Market 1 Institutional Investment Dealer (the "Company") was incorporated in June 1995 in the state of California. The Company's primary business is that of a securities broker-dealer with accounts throughout the United States, and it is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Aldica, Inc. (the "Parent").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has no cash equivalents as of year end.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities

The Company invests in marketable common stock of a company. These securities are valued at fair market value and are classified as trading securities. The Company reports trading investments at fair value as of each balance sheet date and include any unrealized gains and losses in earnings. The Company has transferred the securities from the available-for-sale category into the trading category in current year. The unrealized loss included in trading revenue at the March 31, 2007 was $12,138. The securities serve as collateral on a margin loan. The excess of securities fair market value over the margin loan payable was $31,220 at March 31, 2007.


STONEFIELD
JOSEPHSON, Inc.

(1) Organization and Significant Accounting Policies (Continued):

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided when the receivables are considered past due or delinquent based on age of the accounts or how recently payments have been received. Any economic factors that affect the collection of the receivables are also taken into consideration. No allowance for doubtful accounts was provided at March 31, 2007, based on the above policy.

Commission and Trading Revenue

The Company derives revenue from commissions and concessions related to the sales of money markets and short-term instruments to institutional clients. Revenue is recognized on a trade-date basis. Approximately 57% of the Company's commission revenue for the year ended March 31, 2007, was from three major investment dealers. Accounts receivable from these dealers at March 31, 2007, was approximately $60,100.

Service Revenue

The Company derives service revenue from acting as a dealer investing clients' funds in securities offered by specific distributors and underwriters. Revenue is recognized based on an annual basis point of the average daily net asset value of the funds owned beneficially by the clients during the period.

Securities Transactions

Securities transactions recorded by the Company are executed and carried by an independent broker-dealer on a fully disclosed basis. The Company does not receive or hold clients' securities or funds. Transactions are recorded on a trade-date basis. The Company has a policy of reviewing, as considered necessary, the credit standing of the broker with whom it conducts business. The Company is required to maintain certain deposits with its clearing broker. These deposits are reflected as a receivable from brokers, dealers, and clearing organizations.


STONEFIELD
JOSEPHSON, Inc.

(1) Organization and Significant Accounting Policies (Continued):

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences, if any, are recognized to the extent that realization of such benefits is more likely than not.

(2) Related-Party Transactions:

The Company and its Parent share office space and share the services of various salaried employees. Under the terms of an oral operating agreement between the Company and the Parent (the "Operating Agreement"), the Parent pays all costs incurred in connection with the maintenance of the shared office space. The Company pays all accounting, regulatory, and clearing fees related to its operations. The Parent pays personnel, promotional, communications, and other costs of the Company. The Company pays a management fee in consideration for these facilities and services.

During the year ended March 31, 2007, the Company paid management fees of $1,309,263 to the Parent.

In accordance with the Operating Agreement, certain amounts paid by the Parent are not allocated between the Parent and the Company. As a result, the Company's financial position and results of operations may not be indicative of conditions that would have existed or results that would have occurred had the Company operated as an unaffiliated entity.

The Company generates service revenue from investing the clients' funds of an affiliate company under common control of the Parent. For the year ended March 31, 2007, the Company has earned $37,505 from these transactions.

(3) Regulatory Requirements:

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. The Company computes net capital under the aggregate indebtedness method of the Rule, which, at March 31, 2007, required the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000 and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1.00. At March 31, 2007, the Company had net capital of $146,956, which was $141,956 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.00 at March 31, 2007.


STONEFIELD
JOSEPHSON, Inc.

(4) Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk:

As a securities broker, the Company's transactions are executed with and on behalf of clients. The Company introduces these transactions for clearance to one clearing firm on a fully disclosed basis.

In the normal course of business, the Company's client activities involve the execution of securities transactions and settlement by its clearing broker. As the agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its clients, these activities may expose the Company to off-balance-sheet credit risk in the event the client is unable to fulfill its contracted obligations. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. As of March 31, 2007, client obligations to the clearing broker were collateralized by securities with a market value in excess of obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its client transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(5) Margin Loan Payable:

The Company has a margin loan payable secured by securities with a financial institution. The margin loan bears interest of 10.75% per annum and is due when the fair market value of the secured securities falls below the loan balance. Interest expensed for year ended March 31, 2007, was $1,693.

(6) Income Taxes:

The Company files consolidated income tax returns with its Parent. The following provision for income taxes has been computed as though the Company files its income tax returns separately. The receivable for income tax benefit is recorded as a reduction of the parent inter-company payable. The amount of tax-related balances due from parent as of March 31, 2007, was $43,500. Deferred taxes are recorded by the Parent. The provision of income tax for the year ended March 31, 2007, was as follows:

Federal	$ 8,200
State	4,800
	$ 13,000


STONEFIELD
JOSEPHSON, Inc.

Money Market 1 Institutional Investment Dealer
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities and Exchange Act of 1934
March 31, 2007

Computation of net capital:	
Stockholders' equity	$ 206,730
Less nonallowable assets:	
Receivable from distributors or underwriter service fees	(30,301)
Due from parent	(15,997)
Net capital before haircuts	160,432
Haircuts on stocks	(13,476)
Net capital	$ 146,956
Computation of aggregate indebtedness:	
Total aggregate indebtedness from statement of financial condition	$ 13,580
Ratio of aggregate indebtedness to net capital	0.09
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 905
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 5,000
Excess net capital	$ 141,956


STONEFIELD
JOSEPHSON, Inc.

Money Market 1 Institutional Investment Dealer
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934
March 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.


STONEFIELD
JOSEPHSON, Inc.

Money Market 1 Institutional Investment Dealer
Reconciliation of the Computation of Net Capital
March 31, 2007

Per original filing	$ 146,919
Audit adjustment	37
Per this filing	$ 146,956


STONEFIELD
JOSEPHSON, Inc.


STONEFIELD
JOSEPHSON, Inc.

Certified Public Accountants
Business Advisors

Independent Auditors' Report on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members of
Money Market 1 Institutional Investment Dealer
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Money Market 1 Institutional Investment Dealer for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
May 18, 2007


END


STONEFIELD
JOSEPHSON, Inc.